Exhibit 99.1

XPENG and the Volkswagen Group Announce Entry into Framework Agreement on Strategic Technical Collaboration and Strategic Minority Investment by the Volkswagen Group in XPENG

•	XPENG and the Volkswagen Group entered into long-term strategic partnership

•	XPENG and the Volkswagen Group will jointly develop two B-class BEVs under Volkswagen brand leveraging the strength of each other

•	XPENG will issue Class A ordinary shares about 4.99% of its outstanding share capital to the Volkswagen Group at US$15 per ADS for approximately US$700 million

•	The strategic partnership also empowers both parties to explore long-term collaboration opportunities in future EV platforms, supply chain, next-generation Smart EV technologies, among others

GUANGZHOU, China —(BUSINESS WIRE)—26 July, 2023— XPENG Inc. (“XPENG,” NYSE: XPEV and HKEX: 9868.HK), a leading Chinese smart EV company and the Volkswagen Group, one of the world’s leading automobile manufacturers, are pleased to announce today that XPENG and the Volkswagen Group have entered into a framework agreement on strategic technical collaboration and a share purchase agreement for strategic minority investment by the Volkswagen Group in XPENG. The objective of the strategic technical collaboration is to leverage each other’s complementary strengths and forge a long term win-win strategic partnership. Underpinned by the vision of the strategic partnership and significant synergies, the parties simultaneously entered into a share purchase agreement for the issuance of Class A ordinary shares about 4.99% of XPENG’s outstanding share capital as of immediately after the closing to Volkswagen Group at US$15 per American depositary share, for a total consideration of approximately US$700 million. The share issuance will be subject to customary closing conditions including applicable regulatory approvals.

In connection with the strategic technical collaboration, XPENG and the Volkswagen Group will jointly develop two B-class battery electric vehicles (“BEV”) models for sale in the Chinese market under Volkswagen brand, leveraging respective core competencies and XPENG’s G9 platform and Connectivity and ADAS software. The models are expected to start production (such start of production, “SOP”) in 2026.

Furthermore, the parties will explore additional potential strategic cooperation in a number of areas, including collaboration on future EV platforms, software technologies and supply chain.

The discussion on the Strategic Technical Collaboration is ongoing and is subject to the positive outcome of a project feasibility study.

“The Volkswagen Group and XPENG each brings in highly complementary strengths into this long-term strategic partnership. We will share Smart EV technologies and world-class design and engineering capability with each other and learn from each other.” said Mr. Xiaopeng He, Chairman and CEO of XPENG. “Since the founding of XPENG, we have been developing full-stack technologies from EV platform to Connectivity and ADAS software in house. We are excited about the opportunity to contribute our expertise to the strategic partnership and create value for XPENG and our shareholders.”

Mr. Ralf Brandstätter, Volkswagen AG Board Member for China, commented, “Local partnerships are a key building block in the Volkswagen Group’s ‘in China for China’ strategy. Together with XPENG, we are now forming a strong cooperation and speeding up the expansion of our local electric portfolio and at the same time preparing ourselves for the next step change in innovation. In an intensely competitive and dynamic market environment we are leveraging the partners’ core competences, thus creating synergies to bring additional products to market faster – aligned with the special wishes of Chinese customers. At the same time, we can significantly optimize development and procurement costs.”

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including the powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. XPENG’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xiaopeng.com.

About Volkswagen Group China

The Volkswagen Group is one of the first and most successful international partners in China’s automobile industry, growing with it for about four decades. The success story began in 1978 when the Volkswagen Group first began to communicate with its Chinese counterparts. In 1984, SAIC Volkswagen Corporation Ltd., Volkswagen Group’s first joint venture in China, was founded in Shanghai, followed by FAW-Volkswagen Corporation Ltd. in 1991. Then, in 2017, the Group launched Volkswagen (Anhui) Automotive Company Limited with a mission to manufacture NEVs in China for China. Shortly, thereafter, in 2021, the Audi FAW NEV Company was incorporated, focusing on the manufacture of luxury NEVs in China. Volkswagen Group China’s business scope includes the production, sales and services of vehicles and parts, such as engines and transmissions. The Group is represented by many auto brands in all segments, including Volkswagen Passenger Cars Brand, Volkswagen Commercial Vehicles, Audi, ŠKODA, JETTA, Porsche, Bentley, Lamborghini, and Ducati, etc. Since entering the Chinese market, the Volkswagen Group has taken the leading market position, and with its joint venture partners, it delivered 3.18 million vehicles in Chinese Mainland and Hong Kong in 2022. As of the end of 2022, Volkswagen Group China has over 90,000 employees in China.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. These forward-looking statements are not guarantees of future results and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside XPENG’s control. There can be no assurance that the relevant parties will continue to explore any strategic collaboration or equity investment transaction on any particular terms and conditions, that any definitive agreement will be executed relating to the proposed strategic collaboration or equity investment transaction, that the strategic collaboration or equity investment transaction will be consummated, or that the strategic collaboration or equity investment transaction, if consummated, will lead to any particular result. All information provided in this press release is as of the date of this press release, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com